June 6, 2008

RE: Get cash now from your Apache Offshore Investment Partnership investment.

Dear Investor,

Good news!  Now you can sell your Apache Offshore Investment Partnership investment and regain control of your money.  Right now, MPF will pay you $13,850 per unit.  Move the money into a more liquid investment, pay off bills, or treat yourself to a vacation. It’s your money. Use it any way you want.  But this offer expires on July 18, 2008, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Apache Offshore Investment Partnership is likely to continue until the wells are depleted and abandoned.  The Partnership states that such abandonment is likely to be “many years in the future” and has never said if the company will liquidate earlier. Sell today and ensure you get your money out from this security.

•	Premium over the Partnership’s most recent presentment offer. In April 2008, the Partnership offered to repurchase units at a price of $13,225 per Unit; our offer represents is 5% higher.

•	Distribution Rate has declined. The Partnership’s annualized distribution rate has declined in each of the past two years.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and treat yourself to a new toy.

•
Sell without broker fees or commissions. Most secondary limited partnership unit sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.  We pay any Partnership transfer fees.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Apache Offshore Investment Partnership can be very difficult to sell. It can take weeks or months to find an interested buyer and Apache Offshore Investment Partnership may continue for “many years.” But now you can sell your units and get your money today.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

•	Cut the time and expense of IRS documents. If you sell your shares now, this could be the last year you will have to file those complicated and expensive K-1s with your tax returns.

If you act today, you can get your cash now and may drastically reduce your end-of-year, tax-related expenses and headaches. We will mail your check within three business days after Apache Offshore Investment Partnership confirms the transfer.

MPF has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. We are a registered investment adviser with the SEC and have over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Units to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mpfi.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Patterson Fuller, LP

P.S. Remember, this offer expires July 18, 2008. So don’t delay. Fill out and mail in the Apache Offshore Investment Partnership Assignment Form today so we can rush you a check.